SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PAVILION BANCORP, INC.
(Name of Subject Company (Issuer))

PAVILION BANCORP, INC. (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

703840108
(CUSIP Number of Class of Securities)

Mr. Douglas L. Kapnick
Chairman of the Board
Pavilion Bancorp, Inc.
135 East Maumee Street
Adrian, Michigan 49221
(517) 265-5144
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:

Mr. Harvey Koning
Varnum, Riddering, Schmidt & Howlett, LLP
333 Bridge Street N.W.
Grand Rapids, Michigan 49504
(616) 336-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$8,502,912	$1,001

*	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 128,832 shares, no par value, at the tender offer price of $66.00 per share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☑      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,001 Form or Registration No.: Schedule TO	Filing Party: Pavilion Bancorp, Inc. Date Filed: April 12, 2005

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐      third-party tender offer subject to Rule 14d-1.
     ☑      issuer tender offer subject to Rule 13e-4.
     ☐      going-private transaction subject to Rule 13e-3.
     ☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☑

SCHEDULE TO

INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on April 12, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on April 22, 2005 and Amendment No. 2 to the Tender Offer Statement filed with the Commission on May 23, 2005 (the "Schedule TO"), by Pavilion Bancorp, Inc., a Michigan corporation (the "Company"), relating to the offer by the Company to purchase up to 128,832 shares of its common stock, no par value per share (the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn. The Company is offering to purchase these Shares at a price of $66.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated April 12, 2005, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer." This Amendment No. 3 to the Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer is incorporated in this Amendment No. 3 to the Tender Offer Statement on Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

     Item 11 of the Schedule TO is hereby amended and supplemented as follows:

     On May 27, 2005, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., Eastern time, on Friday, May 20, 2005. A copy of the press release is filed as Exhibit (a)(1)(xv) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
(a)(1)(xv)	Press Release issued by Pavilion Bancorp, Inc., dated May 27, 2005

1

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAVILION BANCORP, INC.
By:	/s/ Pamela S. Fisher
Pamela S. Fisher
Executive Vice President and Chief Operating Officer

Dated: May 27, 2005

3

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated April 12, 2005*
(a)(1)(ii)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9)*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients*
(a)(1)(vi)	Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks and Trust Companies*
(a)(1)(vii)	Letter to Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan*
(a)(1)(viii)	Trustee Direction Form for Shares Held by Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan*
(a)(1)(ix)	Letter to Shareholders of Pavilion Bancorp, Inc., dated April 12, 2005, from Douglas L. Kapnick, Chairman of the Board of Pavilion Bancorp, Inc.*
(a)(1)(x)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(xi)	Press Release issued by Pavilion Bancorp, Inc., dated April 11, 2005*
(a)(1)(xii)	Questions and Answers about the Offer of Pavilion Bancorp, Inc. to Purchase its Common Stock, dated April 12, 2005*
(a)(1)(xiii)	Questions and Answers about the Offer of Pavilion Bancorp, Inc. to Purchase its Common Stock With Respect to Participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan, dated April 12, 2005*
(a)(1)(xiv)	Press Release issued by Pavilion Bancorp, Inc., dated May 23, 2005**
(a)(1)(xv)	Press Release issued by Pavilion Bancorp, Inc., dated May 27, 2005***
(a)(2)	None
(a)(3)	None
(a)(4)	None
(a)(5)	None
(b)	None
(d)(1)(i)	2004 Pavilion Bancorp, Inc. Dividend Reinvestment Plan and Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement on Form S-3D, filed with the Securities and Exchange Commission on February 10, 2004)
(d)(1)(ii)(A)	Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)*
(d)(1)(ii)(B)	Amendment No. 1 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)*
(d)(1)(ii)(C)	Amendment No. 2 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings
Plan (1997 Restatement)*
(d)(1)(ii)(D)	Amendment No. 3 to the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (1997 Restatement)*
(g)	None
(h)	None

*	Previously filed with the Schedule TO on April 12, 2005.
**	Previously filed on Amendment No. 2 to the Schedule TO on May 23, 2005.
***	Filed herewith.

3